BUILD INVISIBLE NETWORKS

We **cloak** your private network from ***vulnerabilities***



Invisible Internet™

Preface

Hackers can't hack what they can't see. Our invisibility cloak represents a whole new paradigm to infrastructure protection beyond Zero Trust by taking remote communications "off the grid" while preserving the existing infrastructure and development investments.

NVIS is military-grade security built by the team that created a best-in-class unhackable solution approved for DoD-wide use and for Coalition forces.

NVIS is revolutionary in the security and privacy space to benefit B2B or B2G greatly, especially in the global threat climate.

Connect to anyone in the world, securely without restrictions

NVIS Can’t be

- Hacked
- Sniffed
- Traced
- Blocked
- Censored

Cost Effective: Take advantage of existing networks or public infrastructure



Who We Are



Phil Smith

Founder / CTO

- Founder/creator and chief architect
- Expertise in security, networking, ISP and blockchain.
- Over 30 years in lead roles at NASA, HP, Cisco, Lawrence Livermore National Lab



Marilyn Hernandez

Co-Founder

- Investor relations, Business Development. Sales and Marketing, Strategist. Researcher, Realtor, Counselor,
- BA Administration of Justice



Salman Rizvi

CEO – (CMO/CRO)

- 22+ years Leadership of Enterprise Transformation for the top Fortune 50-500 and organizations worldwide
- Founded 2 companies
- SaaS pipelines, CIO. EVP & Strategic Advisor



Jed Reitler

SVP Sales & Marketing

- 15+ years of experience in Sales, Marketing, Strategy
- Founded 3 companies
- 5 years of consulting for tech startups
- Mentor for tech founders at Stanford and Skolkovo



Rob Langhorne

CISO

- Former CEO of CloudLogix, Cranite architect, Apple lead
- Analytical, highly adaptable professional
- Extensive experience leading ground-breaking development in mobile computing and security.

Our Advisors



Dr. Taher Elgamal

CTO / Security, Salesforce

- Dr. Elgamal is world renown in the industry as **the inventor of Secure Sockets Layer (SSL)**, a protocol developed by Netscape for transmitting private documents via the Internet. Dr. Elgamal also wrote the **SSL patent and promoted SSL and has a lifetime achievement award from RSA**.



John Vigouroux

Chief Entrepeneur & Innovation Officer, Averett University

- CEO & Co-Founder at WeRAI
- Former CEO Nex Cubed
- CEO of Cranite Systems
- CEO of M86 Security, (acquired by Trustwave) joined as an advisor.



Manoj Bhatia

Partner Business Development, Verizon

- Formerly Worldwide Sales and Business Development Leader Cisco Systems
- Director Smart Grid Strategic Alliances, GE Digital Energy



Gregory F. Ryan

President, Ryan Advisory Services

- Providing Business Consulting
- Management Consulting
- Finance Consulting
- Marketing Consulting
- Pricing Strategy
- Advertising
- Project Management

The Core Problem

VISIBILITY ***IS*** THE PROBLEM

Internet is OPEN which meeans **VULNERABLE BY DESIGN**:

- Geolocation
- Routes are traceable
- Lookup by name (DNS)
- IP address is public
- TCP ports well known / discoverable
- Open Protocols yield Connectivity but NO SECURITY

Result: Global Cost of Cybercrime <u>10.5 Trillion dollars Annually*</u>

* Projected by CyberSecurity Ventures, 2021

6

Problems

Single Point of Failure

Slow Performance

Lack Scalability

High TCO

Lack of Privacy

Highly Vulnerable

Solutions

Decentralized

High Performance

Infinite Scalability

Easy to Deploy

Encrypted End-to-End

Invisible

Innovation: Layer 2 Full Stack Security

- A Software-Only Architecture
- Layer2 Encryption
  - Layer 2 encrypts ALL traffic including source, destination and data payload so the full stack is secured.
  - Only software based Layer 2 product obtaining FIPS certification
  - No IP routing (hops) needed boosting performance by removing overhead and propagation delays.
- Protects against the following
  - Access Point / MAC address spoofing
  - Dictionary attacks
  - Man-in-the-middle
  - DDOS attacks
  - ARP connection/redirection
  - Protocol hacks – ALL OF THEM

#	ISO/OSI Model	Example
7	Application	HTTP, FTP
6	Presentation	SSL, TLS
5	Session	NetBIOS, PPTP
4	Transport	TCP, UDP
3	Network	IP, ICMP
2	**Data Link**	**NVIS over Ethernet, WiFi, WiMAX, LTE**
1	Physical	Copper Wires, Optical Fibers, Air

Innovation: Peer-to-Peer Path Invisibility

Perimeter Path and Payload Encryption
Turns This   Into This





Innovation: Mirrored Segments


Invisible Internet
security context
Visible Internet

Patent Pending: A Multiverse of Internets, 2019, A. Smith EFS ID 3483382

Virtual Private IPs behaves like Public IPs – no gateways or routing needed.

Multiple overlays can segment networks by security context.

Product Description

Admin Web UI


DASHBOARD
Analytics
POSTS
PAGES
COMMENTS
USERS
SUBSCRIBERS
NVIS
Home
Need Help?
Phil Smith
Dashboard
Team
Network
Applications
Policies
NEW
Activity
NEW
Downloads
Users
View Full Report
Users by device
Desktop
Tablet
Mobile
Full report


Windows
Mac
Android
iOS
iPhone
iOS
iPad
Linux
in development

- 100% software agents – **no hardware needed** **
- All major platforms for end-users
- AWS and Azure Cloud Supported
- Web Subscription and Billing System

** ARM router available for Kiosk. legacy systems or IoT connectivity

Admin Web UI

1



Add Group
Group name
Group PSK
MyGroup
MyPSK
Submit
Close

2



Add New Member
Member name
Member Email Id
My Name
myid@email.com
Address
0114d3da56ec5390b79b0ab30ccb5c9dc5acfcac
IP
Group
10.0.3.72
MyGroup
Submit
Invite Member
Close

One click auto provisioning

3



Add New Computer
Host
my.host.com
Address
bf2f52d7dea057864e60ec8f69c1d11d104b6f18
IP
Group
10.0.3.74
MyGroup
Submit
Close

TODO

Build a network as easy as 1-2-3

System Level View - Zero Trust


PRIVATE APPS
File shares
Intranet
REMOTE USERS
Intranet, MSFT Exchange, Files
POLICY
File shares
Intranet
DATA CENTER
Corporate ID
Access rules
token
Authentication
Authorization call
claims
Azure
Active Directory
Azure

The Market



“

VPN Hacks Are a Slow-Motion Disaster

Hackers have had a field day with virtual private networks — especially during the remote-work pandemic era.

WIRED

Why Now – Existing Security is Flawed


1994
SSL & IPsec
Foundation for VPN
1996
PPTP
Beginning of VPN technology
2000
VPN for business
Corporations that have remote offices
2010
VPN popularity
Start of wider adoption
2019
VPN growth & market hacks
$23Bn global market value
2020
COVID
Remote Work revolution

The Market

$8B

Total Addressable Market

Market size was valued at USD 8.41 Billion in 2020 and is projected to reach USD 37.23 Billion by 2028, growing at a CAGR of 35.25 %

$4B

Service Addressable Market

Remote Access VPN, Intranet VPN, Extranet VPN, Others, Application: Personal VPN Users, Corporate VPN Users

$1B

Service Obtainable Market

North America Site-to-Site, Remote Access Business Market



TAM
SAM
SOM

Securing the Hybrid Workplace in 2022

94% companies are concerned about the security of corporate data exposed via home-based devices

74% expect more use of BYOD, and an increased need for device authorization

40% expect half of their workforce will work remotely at least twice a week

Zero Trust Adoption Report, conducted by Cybersecurity Insiders, found that 15 percent of organizations have already enacted ZTNA while **more than half (59%) plan to implement ZTNA** over the course of the next 12 months

3/10 are protected against VPN attacks which cybercriminals are now taking advantage of to impact business operations

*https://connect.teradici.com/security-report

Business Model

ENTERPRISE LICENSING

- Subscription Licensing
- Network Access or Use
- OEM Licensing

MOBILE LICENSING

- Monetized client apps

MANAGED SERVICES

- Customized or private server setup

CONSULTING SERVICES

- Professional Services for planning and integration

Disruptive, SaaS and Headless













Competitive Position


Security
cisco
NVIS
vmware
nuagenetworks
Twingate
JUNIPER
NETWORKS
perimeter 81
NEC
Tor
elastos
AnchorFree
Skycoin
ExpressVPN
NordVPN
amdocs
NEXUS
OPENVPN
Simplicity

Differentiators

- Zero Trust / MFA
- Software Defined Perimeter
- Invisible to any outside attack
- Layer 2 Networking
- End-to-End Encryption
- Peer-to-Peer Architecture
- High Performance & Scalable
- Configure & Deploy in Seconds
- Private Static IPs over Internet
- Untraceable & Unblockable
- Multiplatform Support
- Enterprise Grade/SMB Priced
- No Tracking or Data Selling
- No Split Tunneling Required
- No Special OS Required
- No Special Hardware Required
- No Network Expertise Required
- No Security Expertise Required

Customer Acquisition Strategy

Launch

SEO
Reddit
Twitter
LinkedIn
Reviews/Bloggers
MSP Partnerships
Cloud Partnerships

Scale

Events
Conferences
Sponsorships
Affiliate Programs
Direct Salesforce
PPC Campaigns
YouTube Channel

Financial Projections



Revenue estimate in first 3 years after funding
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
-$5,000,000
Year 1
Year 2
Year 3
Revenue
Profit
Expenses

KEY ANALYSIS

- $16M Revenue in 3yrs
- $7.7M Profit in 3yrs
- Positive Cash Flow in 6 months
- **Break Even in 18 months**
- Average Sale per B2B Client $627 annually
- Enterprise up to $600K each

The Ask

$2 Million in Seed Investment

SAFE note $8 Million Pre-Money

Break Even Goal 18 months

To hit fast growth, we will allocate the money to:
Core development - 32%
Operational - 22%
Marketing & Sales - 39%
Legal and compliance - 7%

Exit Strategy

- Network equipment manufacturers (Cisco, Juniper)
- Cloud providers (AWS, Microsoft, Google, IBM)
- Security or VPN companies
- Banks (or interbank service providers)
- Platform tech companies (Google, Microsoft, etc.)
- Telco or utility companies (or inter-company communication providers)
- Facebook or other social media giant (with current emphasis on privacy)



Thank You

Phil Smith

Founder | NVIS Inc.

phil@nvis.me

1.408.400.3256

Backup

Slides

GO TO MARKET: USE OF FUNDS



Core Development
32%
• Product ready 3.5 Mo from T0
Operational
22%
Corporate, Legal & GA
7%
Sales and Marketing
39%
Headcount EOY
T0 = 23
T1 = 69
T2 = 120

Roadmap



NVIS Product Roadmap
FY1
Release
Q1
FY2
FY3
Mobile App Release
Web Team
New Admin ..
3rd Party Integration (WHCMS, etc.)
Product Review
Security 2.0
On Premise Backup
Code Review
Self Servic..
API
Shopping Cart Improveme..
App Team
Go Live
Mar 31, 2019
Mobile Mock..
UX Improve..
Cloud Supp.
UX Impr..
Android Application
Interactive D.
WHCMS Subscription Integration
Ticketing S..
Application ..
Q3 Priorities.
Marketing Team
Market Anal..
Customer Outreach
SEO Plan
Lead Gen
Pricing Review
Content Re..
Proactive Email Campaign
Analytics
Performance Management
Strategic Goals
Enhance Performance
Increase Customer Satisfaction
Increase Revenue
Internal Optimization
Security Improvements

SaaS Subscription

		Monthly	Annually**
Business Bundles	#Nodes* (up to)	$6/Node	$5/Node
5-Pack	5	**$ 30**	**300**
10-Pack	10	**$ 60**	**600**
25-Pack	25	**$ 150**	**1500**
Enterprise Bundles		$11/Node	$10/Node
50-Pack	50	**$ 550**	**6000**
100-Pack	100	**$ 1,100**	**12000**
250-Pack	250	**$ 2,750**	**30000**
250+	Unlimited	Custom	Custom

*** Node = Clients, Endpoints, Gateways**

**** Annually = 12 Month Pre-paid subscription**

Features, Security & Cost Comparison

COMPETITIVE ANALYSIS

	CENTRALIZED VPN	TOR NETWORK	
Port Cloaking	No	No	Yes
Decentralized Traffic Routing	No	Yes	Yes
Possibilty for end to-end protection	No	Yes	Yes
Spoofing Risk	High	Low	Low
Network Participants Incentivized	No	No	Yes
Open Source	No	Yes	Yes
Speed	High	Low	High/Medium
Platform as a Service	No	No	Yes
Named Groups	No	No	Yes

Bundle	NVIS	TORguard	OpenVPN	Perimeter 81
Starter	**$25**	$69	$41	$40
Standard	**$50**	$110	$58	$80
Medium	**$100**	$169	$117	$200
Enterprise	$500	Custom	$175	$400
Enterprise+	$1,000	Custom	$233	$800
Enterprise++	$2,500	Custom	$467	$2,000

**Subscription charges per client per month basis.

Traction

- **MVP** test network over 1 year continuous operation with invisible blockchain nodes intercommunicating in Paris, Amsterdam, US, Canada, Tokyo and Singapore.
- **Verified** connections from Beijing, Moscow, Saudi Arabia and other locations where Internet and VPNs are censored or blocked
- **MOU with HowDoo.io**, social media
- **MOU with FYRM**, a penetration test and security company to validate NVIS
- Core technology **tested** by Miercom Labs. Ranked **most secure**, invulnerable to attacks, where Ipsec and SSL VPNs all fail.


Google

Partners and Resources

Amazon

Cisco

HP

Vultr Hosting

McAfee

CloudDNS

Upserve

32

Legacy Customers

Becta British Educational Communications and Technology Agency

UNITED STATES JOINT FORCES COMMAND USJFCOM

cisra

Canada

CITY OF APOPKA FLORIDA

MADIGAN ARMY MEDICAL CENTER

UTMB

USAMRIID United States Army Medical Research Institute of Infectious Diseases

Fort DETRICK A Community of Excellence

Lawrence Livermore National Laboratory

RENTON AHEAD OF THE CURVE

UNITED STATES NAVAL ACADEMY

DROIT ET AVANT

DEPARTMENT OF ENERGY UNITED STATES OF AMERICA

DEFENSE INFORMATION SYSTEMS AGENCY

NAVAL RESEARCH LABORATORY WASHINGTON, DC

NATIONAL DEFENSE UNIVERSITY

U.S. Army Inspector General School

Sandia National Laboratories

Los Alamos NATIONAL LABORATORY

U.S. DEPARTMENT OF THE INTERIOR BUREAU OF RECLAMATION